

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
Alto Palermo S.A. (APSA)
Moreno 877 22nd Floor
Buenos Aires, Argentina

      **Re: Alto Palermo S.A. (APSA)
             Form 20-F
             Filed on October 31, 2013
             File No. 000-30982**

             **Alto Palermo S.A. (APSA)
             Form 20-F
             Filed on October 26, 2012
             File No. 000-30982**

Dear Mr. Gaivironsky:

      We have reviewed your response letter dated July 30, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K/A filed December 18, 2012</u>

<u>Exhibit 1 – Notes to the Unaudited Consolidated Financial Statements</u>

<u>1 Summary of significant accounting policies</u>

<u>1.26 Revenue Recognition, page 99</u>

<u>Development property activities, page 102</u>

1) We note your response to our prior comment 3 in our letter dated August 29, 2013. We are unable to agree with your conclusion that the in-kind receivable represents inventory under IAS 2. Please revise future filings to account for this receivable as an intangible asset.

Form 20-F for the fiscal year ended June 30, 2013

Financial Statements

Notes to Consolidated Financial Statements, page F-9

16. Financial instruments by category, page F-123

2) Your response to our prior comment 5 clearly indicates that there was insufficient activity at June 30, 2012. Please clarify how you determined that TGLT shares were traded "normally" and with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3693 if you have any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant